InspireMD, Inc.

6303 Waterford District Drive

Suite 215

Miami, Florida 33126

April 8, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InspireMD, Inc.
Registration Statement on Form S-3
Filed April 1, 2025
File No. 333-286309

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InspireMD, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-286309) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 4:30 p.m., Eastern Time, on April 10, 2025, or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Raffael Fiumara at (305) 579-0532. The Company hereby authorizes Mr. Fiumara to orally modify or withdraw this request for acceleration.

Very truly yours,

INSPIREMD, INC.

By:	/s/ Marvin Slosman
Name:	Marvin Slosman
Title:	President and Chief Executive Officer

cc:	Raffael Fiumara, Esq. (Greenberg Traurig, P.A.)